Exhibit 5.2

Barclays Bank PLC 1 Churchill Place London E14 5HP	21 November 2012

Dear Sirs

Barclays Bank PLC

U.S.$ 3,000,000,000 7.625 per cent. Contingent Capital Notes due November 2022

We have acted as English legal advisers to Barclays Bank PLC (the “Issuer”) in connection with the issue by the Issuer of U.S.$ 3,000,000,000 7.625 per cent. Contingent Capital Notes due November 2022 (the “Notes”) under the Dated Subordinated Debt Securities Indenture originally entered into on 12 October 2010 between the Issuer and The Bank of New York Mellon, as trustee (the “Original Indenture”), as supplemented by a Supplemental Indenture dated 21 November 2012 between the Issuer and The Bank of New York Mellon, as trustee (the “Supplemental Indenture” and, together with the Original Indenture, the “Indenture”).

1.	Documents

For the purposes of this letter, we have examined inter alia the following:

1.1	The base prospectus dated 31 August 2010 relating to, inter alia, the Notes (the “Base Prospectus”).

1.2	The prospectus supplement dated 14 November 2012 relating to the Notes (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”).

1.3	A copy of the Underwriting Agreement – Standard Provisions dated 6 October 2010 relating to the Notes (the “Underwriting Agreement”).

1.4	A copy of the pricing agreement dated 14 November 2012 relating to the Notes (the “Pricing Agreement”).

1.5	A copy of the Indenture.

1.6	Copies of the Barclays Bank Acts 1925 and 1984 and the Barclays Group Reorganisation Act 2002.

1.7	A certified copy of the articles of association of the Issuer as adopted on 30 April 2010.

1.8	A copy of extracts from the minutes of a meeting of the board of directors of the Issuer held on 14 April 1994 certified a true copy by Patrick Gonsalves.

1.9	A copy of an extract of minutes of a meeting of the board of directors held on 14 February 2008 certified as a true copy by Charlotte Brehaut.

1.10	A copy of the written resolutions of the Fund Raising Committee of the board of directors of the Issuer (the “Fund Raising Committee”) passed on 29 July 2010 certified as a true copy by Charlotte Evans.

1.11	A copy of the written resolutions of the Treasury Committee of Barclays PLC and Barclays Bank PLC passed on 19 November 2012 certified as a true copy by Anthony Geffin.

The Underwriting Agreement and the Pricing Agreement shall together be referred to as the “Issue Documents”. Terms and expressions which are defined in the Underwriting Agreement or the Pricing Agreement have the same respective meanings where used in this letter.

2.	Searches and Enquiries

2.1	A search was conducted with the Registrar of Companies in respect of the Issuer on 21 November 2012.

2.2	An enquiry by telephone was made at the Companies Court in London of the Central Index of Winding Up Petitions at 10:15 a.m. on 21 November 2012 with respect to the Issuer.

2.3	An online search of the FSA register of authorised persons under the FSMA was made at 9:45 a.m. on 21 November 2012 with respect to the Issuer.

3.	English Law

Save as described in paragraph 4 below, the opinions set out in this letter (which are strictly limited to the matters stated herein and are not to be read as extended, by implication or otherwise, to any other matters) relate only to English law as applied by the English courts as at today’s date. This letter expresses no opinion on the laws of any other jurisdiction and is governed by English law.

4.	Taxation

We express no opinion on any taxation matter, and none is implied or may be inferred, save as expressly specified in paragraph 6.3. In respect of those tax matters this Opinion is confined to, and given on the basis of, English law, United Kingdom tax law and Her Majesty’s Revenue and Customs (“HMRC”) practice in force or applied in the United Kingdom as at today’s date.

5.	Assumptions

The opinions set out in this letter are based upon the following assumptions:

5.1	All signatures, stamps and seals are genuine, all original documents are authentic, all deeds and counterparts were executed in single physical form and all copy documents are complete and conform to the originals.

5.2	The copy of the articles of association of the Issuer referred to in paragraph 1.7 above is accurate and complete as of the date of this Opinion.

5.3	In resolving to create and issue the Notes and to enter into the Issue Documents the directors of the Issuer acted in good faith to promote the success of the Issuer for the benefit of its members and in accordance with any other duty.

5.4	Each director of the Issuer has disclosed any interest which he or she may have in the issue of the Notes in accordance with the provisions of the Companies Act 2006 and the Issuer’s articles of association and none of the directors has any interest in the issue of the Notes except to the extent permitted by the Issuer’s articles of association.

5.5	The resolutions of the Issuer’s board of directors as set out in the extract from the minutes referred to in Schedule 1 (Documents and Enquiries) were duly passed at a properly constituted and quorate meeting of duly appointed directors of the Issuer and have not been amended or rescinded and are in full force and effect.

5.6	That, as at 21 November 2012, Chris Lucas held the office of Group Finance Director and Benoit de Vitry held the office of Managing Director, Barclays Treasury.

5.7	Save for those listed in paragraph 1 there is no other agreement, instrument, other arrangement or relationship between any of the parties to any of the Issue Documents which modifies, supersedes or conflicts with any of the Issue Documents.

5.8	There has been no alteration in the status or condition of the Issuer as disclosed by the searches and enquiries referred to in paragraph 2. However, it is our experience that the searches and enquiries referred to in paragraph 2 may be unreliable. In particular, they are not conclusively capable of disclosing whether or not insolvency proceedings have been commenced.

5.9	The Notes do not carry and will not at any time carry a right to interest the amount of which exceeds a reasonable commercial return on the nominal amount of the capital.

5.10	The Issuer is resident only in the United Kingdom for United Kingdom tax purposes.

6.	Opinion as to English Law

6.1	On the basis of such assumptions and subject to the reservation set out below, we are of the opinion that the issue of the Notes has been duly authorised by or on behalf of the Issuer.

6.2	From an English law perspective, the subordination provisions contained in Section 4.01 of the Supplemental Indenture have the effect that, in the event of the winding-up of the Issuer, the holders of the Notes will not be entitled to receive and retain amounts for application in payment of sums due in respect of the Notes unless and until the claims of the Senior Creditors which are proved for in such winding-up have been satisfied or provided for in full.

6.3	We hereby confirm to you that the section entitled “Tax Considerations—United Kingdom Taxation” in the Prospectus Supplement is correct in all material respects.

7.	Reservations

The opinions set out in paragraph 6 above are subject to a number of reservations. You should particularly note the following reservations:

7.1	Our opinion is subject to Rule 2.85 and Rule 4.90 of the Insolvency Rules 1986 which provide for a mandatory right of set-off where there have been mutual dealings between a company and a creditor prior to that company’s administration or (as the case may be) liquidation. We therefore express no opinion as to whether the subordination provisions in the Notes will be effective in this regard in an administration or liquidation of the Issuer or the holder of Notes in the event that any sum is then due (within the meaning of Rule 2.85 or Rule 4.90 of the Insolvency Rules 1986) to the holder of Notes from the Issuer under the Notes.

7.2

We would refer you to section 107 of the Insolvency Act 1986 which provides that a “company’s property ... shall on the winding-up be applied in satisfaction of the company’s liabilities pari passu”. Nevertheless it is our view, following the decision of the Court of Appeal in SSSL Realisations (2002) Limited v AIG Europe (UK) Limited[1], that contractual subordination provisions are effective under English law

[1]	[2006] EWCA Civ 7

notwithstanding section 107 of the Insolvency Act 1986 and two earlier decisions of the House of Lords which could be construed as ruling that it was contrary to public policy to contract out of the pari passu rule.

7.3	We express no opinion as to whether interest payable to unsubordinated creditors under section 189 of the Insolvency Act 1986 would be payable in priority to the claims of holders of Notes under the Notes;

7.4	Under section 238 of the Insolvency Act 1986, the court may set aside a transaction which is at an undervalue which was entered into within a specified period ending with the onset of insolvency (being, in broad terms, the earliest of the date of the commencement of a winding-up or, if earlier, the date of presentation of an application for an administration order, the filing with the court of a notice of intention to appoint an administrator, or the company entering administration). A transaction is at an undervalue if the transaction constitutes a gift or if the company enters into the transaction for a consideration the value of which is significantly less than the value of the consideration provided by the company. For such an order to be made the company must have been unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 at the time of the transaction or as a consequence of it. No order may be made if the company entered into the transaction in good faith and for the purpose of carrying on its business and there were reasonable grounds at that time for believing that the transaction would benefit the company. We are aware of no facts which suggest that an order might be made under this provision but would stress that the issues are primarily ones of fact;

7.5	Under section 239 of the Insolvency Act 1986, the court may set aside a transaction which is a preference which was entered into within a specified period ending with the onset of insolvency (as in paragraph 5.5 above). A transaction is a preference if the company does anything or suffers anything to be done which has the effect of putting a creditor, surety or guarantor into a position which, in the event of the company’s insolvent liquidation, would be better than if that thing had not been done or suffered. No order may be made unless the company was influenced in giving the preference by a desire to produce that result. For an order to be made the company must also have been unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 at the time of the transaction or as a consequence of it. This provision has effect not only in relation to the entry into of new transactions but also in relation to payments and other performance of obligations under existing transactions. We are aware of no facts which suggest that an order might be made under this provision in relation to the Issuer in connection with the issue of the Notes, but would stress that the issues are primarily ones of fact, and we express no view as to whether the performance of obligations falling due for performance in the future might constitute a preference at that time;

7.6

Under section 178 of the Insolvency Act 1986, a liquidator of a company may disclaim “onerous” property of the company, which includes any “unprofitable contract” to which the company is party. Following the decision of the Court of Appeal in SSSL Realisations (2002) Limited v AIG Europe (UK) Limited[2], a contract may be regarded as unprofitable where:

7.6.1	it imposes continuing financial obligations;

7.6.2	it gives rise to prospective liabilities; or

7.6.3	it requires performance over a substantial period of time or involves expenditure,

in each case on the part of the relevant company. Accordingly, and having regard to the nature and purpose of the subordination provisions of the Notes, we do not consider that the powers conferred by section 178 of the Insolvency Act 1986 could be used to avoid the subordination provisions of the Notes;

7.7	There are provisions in both the Companies Act 2006 and the Insolvency Act 1986 for schemes of arrangement or voluntary arrangements in respect of companies to be agreed by creditors or, in some cases, shareholders of the company. In the case of either a scheme of arrangement or a company voluntary arrangement, approval at the creditors’ meeting of its terms does not require unanimity of the affected creditors, whether or not present at the meeting. Such arrangements could affect rights of creditors including the relative ranking of their claims against the company. Any such an arrangement which purported to unwind or otherwise amend the application of the subordination provisions of the Notes would require to be voted upon by all affected creditors, which would include the general body of ordinary unsecured creditors of the Issuer who would be the constituency most affected by such an arrangement. In the case of a scheme of arrangement under Part 26 Companies Act 2006, such a scheme would, most likely, not become effective unless and until (i) it had been approved by a class meeting of the ordinary unsecured unsubordinated creditors of the Issuer, by the requisite statutory majorities of those creditors (being 75% by value and 50% by number of those attending and voting at the meeting) and (ii) it was then sanctioned by the High Court, which would withhold such sanction if it considered that the scheme was “unfair”. In the case of a voluntary arrangement under Part 1 of the Insolvency Act 1986, no such separate class meeting of the Issuer’s unsecured unsubordinated creditors

[2]	[2006] EWCA Civ 7

would be convened. Rather, all creditors of the Issuer would be entitled to attend a meeting and vote on the proposal. However, if the arrangement were approved by the statutory majority of the Issuer’s creditors, it would be open to any unsecured unsubordinated creditor to apply to the High Court for the arrangement to be set aside on the ground that at least that creditor would be unfairly prejudiced by the arrangement.

7.8	Any obligation imposed on an English Noteholder or Trustee to hold a benefit, payment, distribution or other amount to the order of or on trust for another creditor may constitute a charge which may be required to be registered in accordance with the Companies Act 2006 to be effective. Although comments have been made by the Court of Appeal in Squires & Ors (Liquidators of SSSL Realisations (2002) Limited) v AIG Europe Limited [2006] EWCA Civ 7 to the effect that turnover trusts of the nature contained in the Indenture do not create registrable security, these comments, made in the context of section 395 Companies Act 1985, are of persuasive rather than binding authority only. No such registration has taken place.

7.9	The confirmation provided in paragraph 6.3 is subject to the following specific reservations:

7.9.1	We give no confirmation as to any section of the Prospectus other than the confirmation set out in paragraph 6.3;

7.9.2	The confirmation is given solely on the basis set out in paragraph 6.3 and in particular is limited to matters governed by English law; and

7.9.3	Whilst we have reviewed the statements referred to in paragraph 6.3, we have not been responsible for drafting them so we might have expressed certain matters in a different manner or with a different emphasis.

8.	Limits of our Opinion

We express no opinion as to any agreement, instrument or other document other than as specified in this letter which may arise or be suffered as a result of or in connection with the Notes or their creation, issue, allotment or delivery. We have not been responsible for investigation or verification of statements of fact (including statements as to foreign law) or the reasonableness of any statements of opinion contained in the Prospectus, the Underwriting Agreement or the Pricing Agreement, nor have we been responsible for ensuring that the Prospectus contains all material facts. In particular, we have not been responsible for ensuring that the Prospectus complies with the requirements of any competent authority.

This letter is given solely for the purposes of the issue of the Notes and for the information of the persons to whom it is addressed, and may not be relied upon for any other purpose or by any other person.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement and the reference to us under the heading “Validity of Securities” in the Prospectus Supplement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

Yours faithfully

/s/ Clifford Chance LLP